EXHIBIT 99.1

Cellectis Announces Participation in Five Investor Conferences

NEW YORK, Aug. 26, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a gene-editing platform company with clinical-stage immuno-oncology programs using allogeneic chimeric antigen receptor (CAR)-T cells and gene therapy programs for monogenic diseases, today announced that management plans to participate in five virtual investor conferences.

11th Annual Biotech Symposium (Goldman Sachs)
Date: Tuesday, September 7, 2021
Time: 8AM-6PM (GMT)

Citi’s 16th Annual Biopharma Conference 2021
Date: Thursday, September 9, 2021
Time: 10:40AM ET

Wells Fargo Healthcare Conference
Date: Friday, September 10, 2021
Time: 9:20AM ET

H.C. Wainwright 23rd Annual Global Investment Conference
Date: Monday, September 13, 2021
Time: 7AM ET

Baird 2021 Global Healthcare Conference
Date: Wednesday, September 15, 2021
Time: 9:05 AM ET

Live webcasts of these events and a replay of these webcasts will be available under the “Events and Webcasts” section on the Investor page of the of the Company’s at website: https://www.cellectis.com/en/investors/events-and-webcasts/

About Cellectis
Cellectis is a gene editing company, developing first of its kind therapeutic product candidates. Cellecties utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hematopeitic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates for multiple cancers including r/r AML), r/r B-ALL and r/r MM. .HEAL is a new platform focusing on hematopeitic stem cells to treat blood disorders, immunodeficiencies and lysosomial storage diseases.

Cellectis headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 7 76 99 14 33, pascalyne.wilson@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, 646-628-0300, margaret.gandolfo@cellectis.com
Sheryl Seapy, Real Chemistry, 213-262-9390, sseapy@realchemistry.com

IR contact:
Eric Dutang, Chief Financial Officer, 646-630-1748, eric.dutang@cellectis.com

Disclaimer
This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “ “believe,” “expect,” “plan,” “designed to,” “foresee”, “look forward,” “will,” “could,” “would” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts, the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of clinical data, the adequacy of our supply of clinical vials, the timing of completion of construction of our Raleigh, North Carolina manufacturing facility, operational capabilities at our manufacturing facilities, the sufficiency of cash to fund our operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  2021_08_24_ September investors conferences_FINAL[33] (https://ml.globenewswire.com/Resource/Download/3187bf5c-caae-4856-9bc6-243e7fb7723f)